

September 17, 2008

By U.S. Mail and facsimile to 011 47 22 01 22 02

Ms. Gisele Marchand
Chief Executive Officer & President
Eksportfinans ASA
Dronning Mauds gt. 15
N-0250 Oslo, Norway

Re: Eksportfinans ASA
Form 20-F for Fiscal Year Ended December 31, 2007
Filed June 27, 2008
File No. 001-08427

Dear Ms. Marchand:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 3: Key Information

A. Selected Financial Data, page 10

1.   We note that you present selected historical financial data in accordance with IFRS for 2006 and 2007. Please note that General Instruction G(c) to Form 20-F requires you to present selected historical financial data in accordance with US GAAP for the five most recent financial years; however such US GAAP financial data may be omitted if you comply with the requirements of Item 3.A.1 of Form 20-F. Please tell us how you have complied with these requirements or revise to comply.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Results of Operations, page 35

2.   We note that you present the financial measure 'Profit for the year excluding unrealized
        gains/(losses) on financial instruments' in the table on page 38.   Please tell us how you
        determined that this was not a prohibited non-GAAP financial measure under Item 10(e)
        of Regulation S-K. In addition, it is not clear where you have provided the disclosures
        required by Item 10(e)(1)(i) of Regulation S-K, as applicable. Please explain.

Item 18. Financial Statements

First-Time Adoption of International Financial Reporting Standards (IFRS)

Application of IFRS 1 'First-time adoption of IFRS', page 87

3.   We note that you did not adopt hedge accounting under IFRS. Please tell us how you
        applied the guidance in paragraphs 91 and 101 of IAS 39 to discontinue hedge accounting
        for those transactions that were previously designated as hedges under NGAAP. In
        addition, tell us the amount of any cumulative unrealized gains or losses from cash flow
        hedges previously recognized in other comprehensive income and the periods in which
        such unrealized gains or losses will affect profit or loss. Refer to paragraph 30 of IFRS 1.

4.   It is not clear how your disclosure provides sufficient detail to enable investors to
        understand the reasons for the adjustments. Your disclosures should include a
        description of the accounting policy previously applied under NGAAP and a description
        of the accounting policy applied under IFRS. Please explain the material adjustments
        made to your Income Statement and Statement of Financial Position to reflect the
        transition from NGAAP to IFRS as required by paragraph 40 of IFRS 1.

Note 4 – Fair Value of Financial Assets and Liabilities, page 96

5.   You disclose that you use various valuation models to determine the fair value of certain
        of your financial instruments. Please revise your future filings to provide more robust
        disclosure describing the models and assumptions used to determine the fair value of
        each class of financial instrument as required by paragraph 27(a) of IFRS 7.   For
        example, for each class of financial asset or liability disclose the specific valuation
        models used, the significant inputs to these models that have the potential to most
        significantly impact the values determined, and the assumptions for those inputs for all
        periods presented.

6.   In addition to our comment above, please also revise your future filings to provide the disclosures required by paragraph 27(c) of IFRS 7 to the extent applicable.

*   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dave Irving, Staff Accountant, at (202) 551-3321 or me at (202) 551-3426 if you have any questions.

Sincerely,

Angela Connell
Reviewing Accountant